UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 16, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR THIRD QUARTER 2013

Panama City, Republic of Panama, October 16, 2013 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.30 per share corresponding to the third quarter 2013.

The cash dividend was approved by the Board of Directors at its meeting held October 15, 2013, and is payable November 6, 2013 to the Bank’s stockholders as of the October 28, 2013 record date.

As of September 30, 2013, Bladex had 38,478,874.59 common shares outstanding of all classes.

Bladex is a supranational bank established in 1975 by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance in the Region. In 1992, Bladex became the first Latin-American bank registered by the Securities and Exchange Commission (SEC), with the public offering of its Class “E” shares in the international markets.

Based in Panama, its shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and private investors. The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama
Mr. Christopher Schech, Chief Financial Officer
Tel.: (507) 210-8630, E-mail: cschech@bladex.com